Correspondence

February 28, 2019
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Riot Blockchain, Inc. Registration Statement on Form S-3 filed February 28, 2019.

Ladies and Gentlemen:

We are in receipt of the letter dated February 14, 2019 addressed to Riot Blockchain, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding their review the registration statement on Form S-3, File No. (333−226111) (the “Registration Statement”), filed on July 10, 2018 and amended on December 12, 2018, January 03, 2019, and February 28, 2019, under the Securities Act of 1933, as amended.

The Company has filed a third amendment to the Registration Statement on Form S-3/A on February 28, 2019, and, as applicable, prepared disclosures therein in response to the Staff’s comments regarding the Registration Statement.

To assist in your review of the Company’s responses to the comments set forth in the Staff’s letter, the Company has set forth below in full in italicized text the comments contained in the letter, together with its responses.

Riot Blockchain, Inc. 202 6th Street, Suite 40 ● Castle Rock, CO  80104 ● Tel. (303) 974 - 2000

United States Securities and Exchange Commission
February 28, 2019

Amendment No. 2 to Form S-3

About Riot Blockchain
Development of a U.S.-based Digital Currency Exchange, page 7

2.
We note your statement in the last sentence of the third paragraph on page 7 that investors should not assume any incorporated information is correct on any date after the date of the applicable document. Please revise this disclosure to reflect your obligation to describe any and all material changes in your affairs that have occurred since the end of the latest fiscal year and which have not been described in a report on Form 10-Q or Form 8-K. Refer to Item 11 of the Form S-3.

Response

The Company affirms its obligation to continually update its disclosures to describe any and all material changes in its affairs that have occurred since the end of its latest fiscal year.  Accordingly, the Company has revised its disclosure to remove the language referred to in your letter and to specifically state its requirement to provide timely updates of any and all material changes to the affairs of the Company since the end of the latest fiscal year which have not been described in a report on Form 10-Q and Form 8-K.  For the Staff’s convenience, the full text of the disclosure is included below:

Form S-3/A, About Riot Blockchain, Development of a U.S.-based Digital Currency Exchange, page 7:

Cost of Development and Operation of RiotX

Prior to the anticipated launch by the end of the first quarter of 2019, the Company estimates the initial development costs of launching the RiotX exchange inclusive of software development, license applications, legal fees, and general overhead should not exceed $250,000. This estimate is based on current projections, and is subject to change as factors, such as protracted legal costs, affect the cost profile of the development of the RiotX exchange. Once operational, the RiotX exchange budget for 2019, inclusive of the contract costs of the Shift and SynapseFi agreements, as well as the to-be-determined Digital Wallet Services provider agreement, employee, utility, regulatory, and legal costs, is not anticipated to exceed $2,000,000 per year. Factors such as rapid growth, changes in the regulatory landscape, and changes in our business plan could have a material effect on these estimates, and, as such, these costs are subject to change over time. You should not assume that the estimates disclosed under this subheading of this prospectus are accurate on any date subsequent to the date set forth on the front of this prospectus.  The Company will continually provide updated disclosures reflecting any and all material changes to our affairs that have occurred since the end of the latest fiscal year on Forms 10-Q or 8-K, as appropriate.

United States Securities and Exchange Commission
February 28, 2019

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (303) 794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours,

/s/ Robby Chang
Chief Financial Officer